OSG	Overseas Shipholding Group Inc.

_____________________________________________________________________________

666 Third Avenue New York, NY 10017 www.osg.com	Tel: 212 578 1839 Fax: 212 251 1170 E-mail: mitkin@osg.com	Myles R. Itkin Senior Vice President, Chief Financial Officer & Treasurer

May 17, 2006

Ms. Linda Curkel, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

RE:	Overseas Shipholding Group, Inc. Form 10-K for the Year Ended December 31, 2005 File No. 1-6479

Dear Ms. Curkel:

We have reviewed your letter to us of April 13, 2006 setting forth staff comments on the Overseas Shipholding Group, Inc. ("OSG" or the "Company") Form 10-K for the year ended December 31, 2005. Based on our review, we respond as follows to the staff comments:

Form 10-K for the year ended December 31, 2005

Risk Factors, page 30
OSG's vessels call on ports located in countries that are subject to restrictions....page 37

SEC Comment

1.	Please confirm for us, if true, that vessels in your fleet do not call on ports in any country currently identified as a state sponsor of terrorism other than Libya, Syria and Iran.

OSG Response

Currently, six countries are included on the list of countries identified by the U.S. Government as state sponsors of terrorism: Cuba, Iran, Libya, North Korea, Sudan and Syria. Vessels in our fleet have not called on ports in Cuba. Vessels in our fleet that are U.S. flagged have called on ports in both Sudan and North Korea, but only to transport U.S. food aid under the PL-480 food aid program. We understand that food aid under this program must be carried on a U.S. flagged vessel. The only occasions upon which vessels in our fleet have called upon either Sudan or North Korea were port calls made in connection with the export from the U.S. of food aid under the PL-480 program.

SEC Comment

2.

Please advise us of the nature of your calls on ports in these countries, including whether you transport products to and from these countries and, if so, the types of products transported to and from each country; and whether you transport products to and from these countries pursuant to arrangements with the governments of these countries or state-controlled entities in these countries, or private parties.

OSG Response

As noted above, with respect to Sudan and North Korea, U.S. flagged vessels in our fleet were transporting U.S. food aid. With respect to Libya, Syria and Iran, vessels in our fleet were chartered by companies which directed the vessels to receive cargos of crude oil and petroleum products and then transport those cargos to other recipient countries. The company that charters in a vessel from our fleet (or its customer, the cargo owner or shipper) is responsible for the contractual arrangements pursuant to which the crude oil or petroleum products are purchased and/or delivered. We are not privy to those contractual arrangements and thus do not know if they are made with governments, state controlled entities or private parties.

SEC Comment

3.

You state that U.S. sanctions and embargoes "do not prevent (your) vessels from making calls to ports in these countries..." Please explain to us the basis of your statement, including any licenses, waivers or authorizations you have received from federal agencies relating to your contacts with Syria and Iran

OSG Response

We explain below the basis of our conclusion that U.S. sanctions and embargos have not prevented our vessels from making calls to ports in certain of the countries that are subject to U.S. sanctions and embargos.

Sudan. As noted above, our vessels have called on Sudan only in connection with the delivery of food aid under the PL-480 program. These export shipments were clearly authorized by the U.S. government, as was the transportation service provided by our vessels.

Iran. Companies incorporated under United States law, companies physically located within the United States, and U.S. citizens and permanent residents wherever located, are prohibited from participating in transactions involving Iran pursuant to regulations promulgated and enforced by the Treasury Department's Office of Foreign Assets Control ("OFAC"). See, 31 CFR Part 560 (Iranian Transactions Regulations). The prohibitions contained in these regulations do not apply, however, to companies that are both located outside the United States and incorporated under non-U.S. law. While OSG is incorporated under U.S. law and some of its activities are conducted in the U.S., each of its international flag vessels (i.e., those vessels to which the SEC comment and OSG's response relates) is owned by a subsidiary that is separately incorporated under non-U.S. law. Thus, barring some involvement of a U.S. person, these companies are not subject to the prohibitions contained in the OFAC embargo regulations.

OSG has contributed several of its tanker vessels to "pools." Vessel owners from other countries have as well. By creating a large fleet of vessels that are available to potential shippers (as contrasted to the relatively smaller fleet that would be available from any single vessel-owner), it is possible to both better meet the needs of these shippers and to maximize the use of the vessels themselves. Once a vessel has been contributed to a pool, responsibility for chartering-out the vessels within the pool rests with the pool operator. The pools (to which the SEC comment and OSG's response relates) to which OSG has contributed vessels are all operated outside of the United States. Thus, OSG learns after the fact where the OSG-owned vessels have traded, but has no role or involvement in decisions or actions relating to individual voyages. Also, we acquired Stelmar Shipping Ltd. ("Stelmar") in January 2005 (Stelmar was a Liberian corporation headquartered in Greece with a chartering office in London).   Prior to OSG's acquisition of Stelmar, Stelmar entered into certain time charters and bareboat charters to third parties which did not prohibit the charterer from trading to or from Iran.  These charters continue through 2009. Until they expire, the vessels may call at Iranian ports.

In the case of calls to Iranian ports, OSG neither decides where the vessels will call nor makes the arrangements necessary for calls to individual ports relating to such things as bunkers, port agents, etc. Decisions with respect to ports of call are made by those unrelated companies who charter the vessel. Daily management of the vessels is the responsibility of non-U.S. citizens employed in offices located outside of the United States. In the case of vessels contributed to a pool, daily commercial management is the responsibility of the pool manager pursuant to ship management agreements. Thus, in the event that one of our vessels is directed to call at a port in Iran, personnel employed by OSG have no role or involvement in either the decision to direct the vessel to call at such a port or in the practical arrangements necessary in connection with the port call. More specifically, OSG confirms that no U.S. company, citizen or permanent resident has any role or involvement with transactions involving Iran. Insofar as OSG has no role or involvement in decisions or actions relating to calls at Iranian ports made by vessels it owns, and insofar as U.S. sanctions relating to Iran apply only to U.S. persons, any port calls to Iran made by OSG -owned vessels do not violate OFAC regulations.

North Korea. With respect to North Korea, a pre-existing blanket prohibition upon exports from the United States was lifted in June 2000. See, 65 Fed. Reg. 38148 and 38165 (June 19, 2000). A separate pre-existing ban restricting shipping to North Korea was lifted the same day. See, 65 Fed. Reg. 38164. Thus, there is presently no prohibition upon a U.S. vessel-owning company directing its vessels to call at ports in North Korea. In addition, as noted above, the only occasions upon which vessels in our fleet have called upon North Korea were port calls made in connection with the export from the U.S. of food aid under the PL-480 program.

Libya. With respect to Libya, we note that, effective April 29, 2004, new transactions by U.S. companies with Libya were authorized. See, 69 Fed. Reg. 23626 (April 29, 2004). On June 7, 2004, Richard Newcomb, Director of OFAC, issued guidance explicitly stating that the earlier April 29 relaxation of restrictions applied to maritime transportation. Subsequently, on September 20, 2004, President Bush signed Executive Order 13357 completely terminating the national emergency that had been declared with respect to Libya and which had provided the legal foundation for the OFAC-implemented embargo (69 Fed. Reg. 56665, Sept. 22, 2004). Thus, there is presently no prohibition upon a U.S. vessel-owning company directing its vessels to call at ports in Libya.

Syria. Sanctions against Syria were imposed pursuant to the Syria Accountability and Lebanese Sovereignty Act of 2003 (Public Law 108-175) on May 14, 2004. See, 69 Fed. Reg. 26766 (May 14, 2004). The sanctions include a prohibition upon the unlicensed export of products or technology from the United States to Syria as well as the unlicensed re-export of U.S. origin products or technology from a third country to Syria. Such export related sanctions are implemented by the Department of Commerce Bureau of Industry and Security, not by OFAC.

These sanctions prohibit exports from the United States, or of United States origin products, to Syria. The sanctions do not prohibit imports into the United States of Syrian products. Thus, nothing in the sanctions would prohibit a United States company from purchasing Syrian crude oil or petroleum products and importing that crude oil or petroleum products into the United States. By the same token, a U.S. company may lawfully transport Syrian crude oil or petroleum products from Syria to the United States.

Item 6. Selected Financial Data, page 41

SEC Comment

4.

We note your presentation of time charter equivalent revenues in the table of selected financial data. We believe that this non-GAAP financial measure should be included in an "other data" section at the bottom of the table of selected financial data. Also, because this is a non-GAAP financial measure, it should be identified as such and the disclosures required by Item 10(e) of Regulation S-K should be included in a footnote reference. Please revise your selected financial data for all periods presented accordingly.

OSG Response

Please see our response to comment 10.

SEC Comment

5.	Please revise future filings to present the non-GAAP financial measure of EBITDA in an "other data" section at the bottom of the table of selected financial data.

OSG Response

We will comply with your request in future filings that contain a table of selected financial data to present EBITDA in an "other data" section in that table.

Management's Discussion and Analysis
- Critical Accounting Policies, page 49

SEC Comment

6.

We note your disclosure of revenue recognition includes only a discussion on voyage revenues as you state in the first sentence that you generate a majority of your revenue from voyage charters. However, since time and bareboat charter revenues make up 31% of total revenues in 2005, we believe that a discussion on the accounting for this type of revenue should be included in your critical accounting policies section. Also, since revenue from the pooling arrangements is separately presented on the statement of operations, some discussion should be given as to the type of charters included in the pools and the applicable revenue recognition methods. Please revise this section accordingly.

OSG Response

We will comply with your request in future filings to expand the discussion of revenue recognition in critical accounting policies to cover time and bareboat charter revenues and the revenue recognition methods employed by the commercial pools in which OSG participates. Please note that the requested change has been reflected in the Company's Form 10-Q for the quarter ended March 31, 2006.

Income from Vessel Operations, page 52

SEC Comment

7.

We note your use of the segment measures "TCE revenues" and "income from vessel operations" in your MD&A section. Please include a cross reference in this section of MD&A to Note D to the financial statements in which the reconciliation of these measures to the related GAAP measure will be included (see our other comment on Note D).

OSG Response

We will include an appropriate cross reference in all future filings to the appropriate footnote (Note D in the 2005 Form 10-K) to the financial statements that contains the required segment disclosures and will include the requested reconciliations of "income from vessel operations" of the reportable segments to the comparable amounts included in the consolidated statements of operations. Please note that this requested change has been reflected in the Company's Form 10-Q for the quarter ended March 31, 2006.

Please see our response to comment 10 with respect to the use of "TCE revenues."

Liquidity and Sources of Working Capital, page 62
Forms 8-K furnished on March 1, 2006, November 3, 2005, August 4, 2005 and
May 5, 2005

SEC Comment

8.

We note your disclosure on page 65 of the non-GAAP financial measure EBITDA and the reconciliation of that measure to net income. It appears from your disclosure that management uses this measure as a liquidity measure rather than a performance measure, and as such should reconcile the measure to operating cash flows rather than net income. Please revise your disclosure to reconcile EBITDA to operating cash flows, or alternatively, explain to us and in MD&A how you use EBITDA as a performance measure.

OSG Response

We will clarify the disclosure in all future filings to make it clear that management uses EBITDA as a performance measure. In addition, we will move the discussion of EBITDA from the Liquidity and Sources of Working Capital section to a separate section of MD&A in all future filings. Please note that this requested change has been reflected in both the Company's Form 10-Q for the quarter ended March 31, 2006 and the Company's earnings release dated May 2, 2006.

Earnings per Share Adjusted for Gain on Vessel Sales and Securities Transactions, page 65

SEC Comment

9.

We note your disclosure of the non-GAAP measure adjusted earnings per share, in which you eliminate the effect of gains/losses on sale of vessels and gains on securities transactions. This non-GAAP performance measure does not comply with the requirements of Item 10(e) of Regulation S-K because it eliminates items reasonably likely to recur within two years or occurring within the previous two years. Please eliminate presentation of this non-GAAP performance measure. Refer to Item 10(e) of S-K and questions 8 and 9 of the staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003.

OSG Response

We will comply with your request in all future filings to eliminate the presentation of adjusted earnings per share. Please note that the requested change has been reflected in both the Company's Form 10-Q for the quarter ended March 31, 2006 and the Company's earnings release dated May 2, 2006.

Financial Statements
Statements of Operations, Page 70

SEC Comment

10.

We note your presentation of Time Charter Equivalent Revenues on the face of the Statements of Operations. Note that we do not believe it is appropriate to reflect voyage expenses as an offset to revenues on the face of the Company's consolidated statements of operations as this practice is not in accordance with generally accepted accounting principles or Regulation S-X. In this regard, we do not believe that there is any basis for classifying voyage expenses differently than other ship operating expenses such as vessel expenses and time and bareboat charter hire expenses which are included in ship operating expenses in your financial statements. Also, since there appears to be no basis for classifying revenues net of voyage expenses pursuant to EITF 99-19, please revise your financial statements to reflect revenues on a gross basis and to classify voyage expense as a component of ship operating expenses. Please note that we will not object to management's use of the measure "time charter equivalent revenues" for purposes of assessing the operating performance of the Company's segments or for purposes of the Company's MD&A discussion if this measure is used by management in evaluating the Company's operating performance.

OSG Response

This matter was previously raised by the SEC, as a result of the staff's review of our Form 10-K for the year ended December 31, 2000, in a letter dated October 31, 2001. We believe that the Company's current presentation is consistent with the presentation agreed to by the SEC at that time and we present that exchange of correspondence below to facilitate your review.

The original SEC Comment was as follows:

"Consolidated Statements of Operations, page 25
6.

The presentation in the Consolidated Statements of Operations reflects Voyage Revenues offset by Voyage Expenses in deriving Net Voyage Revenues. We believe that voyage expenses should be reflected as operating expenses, rather than as an offset to revenue. Similarly, Net Voyage Revenues of Vessels Operating in Certain Pools should also be presented gross. Recent accounting pronouncements support the reporting of revenue on a gross basis. See EITF Issue No. 99-19 and 00-10 for guidance. Revise your financial statements accordingly, and make appropriate adjustments to the Selected Financial Data, MD&A and any other applicable sections of the document."

In our letter dated December 14, 2001, we responded as follows:

Consolidated Statements of Operations
6.

We agree in principle with your conclusion that voyage revenue (including "Net Voyage Revenue of Vessels Operating in Certain Pools") should be disclosed in such a manner so that the reader of the financial statements has visibility over the level of gross revenue derived from such voyages. We believe, however, that your suggestion to reclassify voyage expenses as operating expenses potentially renders inter-period comparisons meaningless.

As background information, revenue in the bulk shipping business is primarily derived through time charters and voyage charters. Under a time charter, a ship is hired from a ship owner for a period of time. The ship owner places his ship at the disposal of the charterer, for which the charterer pays hire money. The charterer is responsible for supplying the ship with bunkers and for payment of cargo handling operations, port charges, pilotage, towage and ship's agency (collectively, "voyage expenses"). Under a voyage charter, the charterer pays for the use of a ship's cargo space for one, or sometimes more than one, voyage. Under a voyage charter, the ship owner (rather than the charterer) is responsible for voyage expenses. Net voyage revenue (gross voyage revenue less voyage expenses) is accordingly time charter equivalent revenue. A charterer has the choice of entering into either a time charter or a voyage charter and the ship owner is substantially indifferent to his choice.

For the sake of illustration, if in a given quarter of a year, 100% of OSG's revenue were derived from time charters generating $100 million of revenue and $50 million of expenses, the Company would reflect $50 million of operating income (revenue of $100 million less expenses of $50 million) resulting in a gross margin of 50%. The gross voyage revenue equivalent of $100 million of time charter revenue is $143 million ($43 million of which constitutes voyage expenses). Under the staff's proposed presentation format, if in the subsequent quarter, 100% of the Company's revenue (representing the same volume of business at the same effective rates as in the prior quarter) were instead (a) derived from voyage charters (expressed as a gross amount of $143 million) and (b) the related voyage expenses of $43 million were classified as operating expenses, OSG would reflect $143 million of revenue, $93 million of expenses and a gross margin of 35%. Quarter over quarter, a reader of the Company's financial statements would be led to believe that OSG had experienced a 43% increase in revenue offset by an 86% increase in operating expenses when the sole difference was charterers' selection of voyage charters in lieu of time charters. It appears to us that the staff's suggested presentation format could potentially misguide a reader of the Company's financial statements to conclude that the Company was experiencing unbridled growth in revenue on the back of runaway expenses. While the illustration contemplates either 100% time charter revenue or 100% voyage charter revenue, a similarly distortive effect is triggered by relative percentage shifts in time charter and voyage charter revenues.

As previously stated by presenting gross voyage revenues and deducting voyage expenses (on the face of the financial statements in the same section) to arrive at net voyage revenue, we have expressed voyage revenue as a time charter equivalent. As a time charter equivalent, voyage revenue is expressed on a comparable basis to time charter revenue rendering valid the addition of these two classes of charter revenue. By the Company's adopting the following presentation format, the reader is provided with full visibility as to gross and net amounts and the addition of time charter and voyage charter revenue is performed only after voyage revenue has been expressed on a comparable basis to time charter revenue:

Revenue
Gross Voyage Revenue	X
Less: Voyage Expenses	Y
-------------------------------------------------------------------------------------
NET VOYAGE REVENUE (Time Charter Equivalent)	(X-Y)
Time Charter Revenue	Z
-------------------------------------------------------------------------------------
TOTAL REVENUE	(X-Y) + Z

In further support of our position, time charter equivalents are the basis upon which management makes operating decisions regarding the deployment of its vessels and their performance. The shipping industry, as well as its investors, creditors and equity analysts, compares performance between companies based upon time charter equivalents. Each company's MD&A and segment reporting addresses and analyzes time charter equivalents and not gross voyage revenue. Accordingly, we believe any presentation of revenue should reflect time charter equivalents so as to be both accurate and informative furthering the goal of meaningful disclosure and rendering period to period comparisons relevant and meaningful."

We then followed up that letter with a conversation with the SEC staff and stated the following in our letter dated January 3, 2002, which resolved the matter to the satisfaction of all parties.

"Dear Mr. Webb:

In accordance with our letter to you dated December 14, 2001, and the preliminary understanding reached with David Humphrey during our telephone conversation of December 21, 2001, we agreed to change the presentation of Shipping Revenues in the Consolidated Statements of Operations to show a subtotal for gross charter revenues. The Company's adoption of the following presentation format provides readers with both the full visibility of gross shipping revenues and the additional disclosure of shipping revenues expressed on a time charter equivalent basis:

Shipping Revenues:
Voyage charter revenues	X
Time and bareboat charter revenues, including vessels operating in certain pools	Y
---------------------------------------------------------------------------------------------
(X+Y)
Voyage Expenses	Z
----------------------------------------------------------------------------------------------
Time Charter Equivalent Revenues	(X+Y) - Z

The above presentation format results in consistency among the primary financial statements, the segment disclosures and the discussion in the Company's MD&A. Additionally, this format furthers the goals of providing meaningful disclosures to readers of the Company's financial statements and of rendering period to period comparisons relevant.

We have attached draft copies of the 2001 (i) Consolidated Statements of Income, adjusted to reflect the proposed presentation format, and (ii) Note A9, which sets forth the accounting policy for Revenue and expense recognition."

Our current presentation has remained consistent with the above agreed format. Further, we continue to believe that such format furthers the standard makers stated goals of providing meaningful disclosures to readers of the Company's financial statements. In addition, to the best of our knowledge, there have been no disclosure standards issued after January 3, 2002 that warrant a change in the presentation previously agreed to by the SEC. We also note that subsequent to this agreement, the Company's Form 10-K for the year ended December 31, 2002 was reviewed by the SEC.

SEC Comment

11.

We note your presentation of "income from vessel operations" and "operating income" which includes the equity in income of joint ventures. Please tell us why you believe it is appropriate to include equity in income of joint ventures as part of operating income. Note that we do not generally believe that such amounts should be considered part of operating income under Rule 5-03(b)(13) of Regulation S-X but rather as a component of other income (expense) unless the operations of the joint ventures are an integral part of the Company's operations.

OSG Response

The Company's management does, in fact, view the operations of all the joint ventures as an integral part of the Company's operations. With the exception of two vessels for 2003 and part of 2004, all of the vessels that operated in joint ventures were acquired with other participants in the commercial pools in which the Company operates. Such vessels have been operated in these commercial pools in the same manner as the Company's vessels. The two other vessels noted above were operated (technically managed) by the Company.

Management uses joint ventures as a means to increase the weighted (by ownership) number of vessels that it controls, and the decision as to whether to acquire vessels directly or through joint ventures is based on the Company's evaluation of the capital efficiency of each structure. Further, all of the joint ventures operate in our primary lines of business and the equity to income of joint ventures is allocated to each reportable segment (see Note D). Finally, there are a number of transactions that are entered into in the normal course of business with such joint ventures (see your comments 17 and 18 for three examples) where the results are reflected in "income from vessel operations."

Statements of Cash Flows, page 71

SEC Comment

12.

We note that you have presented payments for drydockings as an investing activity on the statements of cash flows. Please note that we do not believe that the method used to account for these costs should impact the manner in which they are presented in your statements of cash flows. In this regard, had you chosen to expense these costs as incurred they would be included in cash flow from operations. Accordingly, please revise to present the cash flows related to drydocking payments as an operating activity.

OSG Response

The Company believes that the presentation of payments for drydocking that are capitalized should be presented as investing activities in its statements of cash flows. Financial Accounting Standards Board Statement No. 95 "Statement of Cash Flows" in paragraph 15 states:

"Investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the enterprise....."

The Company has chosen to capitalize the costs of drydocking as it creates an asset. As disclosed in footnote A5, which sets forth the accounting policy for Vessels, deferred drydocking expenditures and other property, the Company's vessels are drydocked over a cycle that ranges from two and one half years to five years. These drydockings are obligatory and are undertaken to permit inspections, repairs and maintenance and any necessary modifications to comply with industry certification and governmental requirements to be completed. The vessels are not permitted to trade without the issuance of certifications carried out during these drydockings. The drydocking of a vessel increases its value. Statement of Financial Accounting Concepts No. 6, "Elements of Financial Statements," defines Assets in paragraph 25 as "Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events." Payments for drydockings meet Statement of Financial Accounting Concepts No. 6's definition of an Asset since the Company obtained a future economic benefit as a result of such payments. The Company believes that drydocking expenditures are the acquisition of a productive asset used in the provision of the Company's services and therefore the cash flows from that activity are properly classified on the statement of cash flows in investing activities. Further, this presentation is consistent with both the classification of capitalized drydock costs as a "component" of the productive asset grouping on the Company's consolidated balance sheet, and the industry view expressed by users of our financial statements that they regard drydock expenditures as capital expenditures.

Notes to the Financial Statements
Note A - Summary of Significant Accounting Policies
9. Revenue and expense recognition

SEC Comment

13.

We note the disclosure indicating that voyage revenues and expenses are recognized ratably over the estimated length of each voyage and therefore are allocated between reporting periods based on the relative transit time in each period. Although your revenue recognition policy for voyage revenues is in accordance with the guidance outlined in EITF 91-9, your expense recognition policy for voyage expenses does not comply with this guidance, since voyage expenses should be expensed as incurred. Revise your financial statements for all periods presented to recognize voyage expenses as incurred or explain why you do not believe this is required.

OSG Response

Management reviewed the guidance contained in EITF 91-9 in determining its accounting policy for the recognition of voyage revenues, voyage expenses and vessel expenses. OSG, consistent with all the other public reporting members of our peer group, has interpreted the guidance to mean that revenues, as used in EITF 91-9, means TCE revenues. This results in the consistent treatment of voyage revenues and expenses, which provides better information to the users of our financial statements since the gross revenue earned on a particular voyage is dependent on its specific itinerary (where the vessel will load the cargo, where it will discharge the cargo and the route it will travel). Further, OSG, consistent with all the other public reporting members of our peer group, has interpreted the guidance to mean that direct costs, as used in EITF 91-9, are those costs the Company includes in vessel expenses such as crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communications. Vessel expenses directly relate to the operation of the vessels and not to the contracts entered into with customers. The Company recognizes all vessel expenses as incurred in accordance with EITF 91-9. We believe that OSG and the rest of the industry comply with EITF 91-9 since TCE revenues are recognized based on relative transit time in each reporting period and vessel (direct) expenses recognized as incurred.

Note B - Change in Accounting Principle

SEC Comment

14.

Please revise to eliminate the "pro forma disclosure" regarding the Company's net income and basic and diluted earnings per share reflecting the assumption that the Company had continued to account for stock-based compensation under APB 25 for 2005. We do not believe this disclosure is appropriate since its presentation is not in accordance with the guidance outlined in SFAS No 123(R). In lieu of this disclosure, please revise to disclose the effect of the change from applying the original provisions of SFAS No. 123 on income from continuing operations, income before taxes, net income, cash flow from operations, cash flow from financing activities and basic and diluted earnings per share as required by paragraph 84 of SFAS No. 123(R).

OSG Response

The table to which your comment applies was intended to comply with the requirements of paragraph 84 of SFAS No. 123(R). We intend to clarify the disclosure in future filings to make this point clear. We propose to replace the "pro forma disclosure" with the following:

As a result of adopting Statement 123(R) on January 1, 2005, the Company's income before income taxes and net income for the year ended December 31, 2005 were $615,000 and $465,000 lower, respectively, than if it had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share for the year ended December 31, 2005 would have been $11.80 and $11.78, respectively, if the Company had not adopted FAS 123(R), compared with reported basic and diluted earnings per share of $11.78 and $11.77, respectively. The effect of adopting FAS 123(R) on the Company's statement of cash flows for the year ended December 31, 2005 was insignificant.

Note C - Acquisition of Stelmar Shipping Ltd., page 77

SEC Comment

15.

We note that your pro forma disclosure on page 77 includes pro forma time charter equivalent revenue. Because time charter equivalent revenue is considered a non-GAAP financial measure, please revise future filings to present the GAAP revenue measure (i.e., gross revenues) rather than the non-GAAP financial measure. See Item 10(e)(ii)(c) of Regulation S-K. Also, see our related comment above relative to your statement of operations.

OSG Response

Please see our responses to comments 10 and 26.

Note D - Business and Segment Reporting

SEC Comment

16.

Please revise Note D to include a reconciliation of "income from vessel operations" to the Company's income before taxes as required by paragraph 32 of SFAS No. 131. A reconciliation of the measure "time charter equivalent revenues" to the Company's consolidated total revenues will also be required as result of changes required in your statements of operations as a result of our prior comment outlined above.

OSG Response

We will comply with your request in future filings to include a reconciliation of "income from vessel operations" of the reportable segments to the amount for "income from vessel operations" as shown in the consolidated statements of operations. We believe that this complies with intent of paragraph 32 of SFAS No. 131 and provides the most useful information to the users of the financial statements in a simple manner that is consistent with the chief operating decision maker's measure of segment profitability.

Note F - Joint Ventures, Equity Method Investments and Pooling Arrangements

SEC Comment

17.

We note your disclosure that you account for your 37.5% interest in Alaska Tanker Company using the equity method of accounting. Please explain to us why you believe it is appropriate to record revenue from this investment as gross revenues on your statement of operations, rather than recording your proportionate share of the joint venture's net earnings as equity in income of joint ventures. Also, please tell us where the assets related to this entity are recorded on the balance sheet. See APB 18 and EITF 00-1.

OSG Response

In 2005, the equity in income of Alaska Tanker Company ("ATC"), which consists of our share of incentive hire earned by ATC, was $7,548,000. This amount was included in the line "equity in income of joint ventures" in the consolidated statements of operations for the year ended December 31, 2005. The Company's investment in ATC is included in the line "investments in joint ventures" in the consolidated balance sheet. At December 31, 2005, such investment was $7,869,000. These amounts can be seen in the tabular disclosure (see U.S. flag segment) included in Note D (segment reporting) to the Company's financial statements.

The purpose of the disclosure with respect to gross revenues on the face of statements of operations is to satisfy the requirements of Rule 4.08(k) of Regulation S-X with respect to the disclosure of material related party transactions. The nature of the related party transaction is described in Note F. Please see the second paragraph under the subheading "Alaska Tanker Company." OSG chartered out five (decreasing to zero by the end of 2005) vessels, on an arms length basis, to the joint venture. It is that charter revenue that is included in gross revenues.

SEC Comment

18.

We note that your disclosure in Note F includes joint ventures, equity method investments and pooling arrangements. Please tell us which of the entities discussed in this note are accounted for using the equity method of accounting and are included in the condensed summary of assets and liabilities and summary of results of operations on page 85. For those entities in which you own more than a 20% interest and do not use the equity method of accounting, please explain to us your basis for the accounting treatment used. Also, considering your 50% interest, please explain to us your basis of accounting for Panamax International similar to a pool, rather than using the equity method of accounting. Your response should clearly explain the relevant technical accounting literature that supports the treatment used. Additionally, please explain to us the nature of the $20,241,000 paid to the Double Hull Tankers joint venture in 2005 and tell us why you believe it is appropriate to record the expense in the "Time and Bareboat Charter Hire Expense" line item on the statement of operations, rather than the "equity in income of joint ventures" line item.

OSG Response

OSG accounts for all of its joint venture and equity method investments (i.e., all entities in which we have an interest between 20% and 50%) using the equity method of accounting, including Panamax International. All joint ventures (except Panamax International as explained below) and all equity method investments are reflected in the combined summary of assets and liabilities and the combined summary of results of operations.

Although OSG owns 50% of the stock of Panamax International, only five of the 13 vessels commercially managed in Panamax International are owned by the Company. Distributions from Panamax International are made relative to the earnings capabilities of the participants' vessels, and are not based on the ownership interest. This is the same revenue allocation methodology used by all of the other pools in which the Company participates. The pools are contractual arrangements (not separate legal entities) whereby vessels of participants are commercially managed on a combined basis. The payments with respect to a pool participant's vessel represent that particular vessel's entitlement to charter revenue. Because the revenues of Panamax International are paid out to each of the participant's vessels in the form of charter hire, based on a calculation specified in the contract between the pool participants, including the Company, and the pool, the net income of Panamax International is zero. Further, the Company's share of such revenue has varied, and will continue to vary, as the number of vessels in that pool changes, although the ownership interest remained at 50%. In substance, OSG effectively owns a 50% interest in the entity that is responsible for appointing the chartering manager. The operations of Panamax International are exactly the same as the other pooling arrangements in which we participate. Handling all of these arrangements in a consistent manner provides better information to the users of the financial statements. We believe that grossing up the combined results of operations, without any impact on net income (since all charter revenues are allocated to the participants' vessels) would be misleading. We will clarify this disclosure in future filings.

The purpose of the disclosure of the $20,241,000 paid to Double Hull Tankers, Inc. is to satisfy the requirements of Rule 4.08(k) of Regulation S-K with respect to the disclosure of material related party transactions. The Company chartered back seven vessels from Double Hull Tankers, Inc. on commercial terms. The transaction is more fully described in Note F.

VLCC Joint Ventures

SEC Comment

19.

Please tell us and explain in the notes to your financial statements how the Company accounted for the transaction in which the Company exchanged its 33% interest in the Ichiban for a portion of one partner's interest in the Tanabe and Hakata. As part of your response, please indicate whether the transaction was accounted for as an exchange of assets or the exchange of a business and explain the rational for the treatment used and the relevant accounting literature that supports the treatment used. We may have further comment upon receipt of your response.

OSG Response

The Company accounted for the exchange of its 33% interest in the company that owned the Ichiban in exchange for additional interests in companies that owned the Tanabe and the Hakata as a non-monetary exchange with no gain being recognized. EITF 01-2: Interpretations of APB Opinion No. 29 states in

"Issue 1(c)-How to account for the exchange of an equity method investment for a similar equity method investment.

The Task Force reached a consensus that the exchange of an equity method investment for a similar equity method investment should be accounted for in accordance with paragraph 21(b) of Opinion 29. The Task Force observed that Issues 2-5 provide guidance for determining whether productive assets are similar."

Paragraph 21(b) of Opinion 29 states that if the exchange is not the culmination of the earnings process it should be accounted for based on the recorded amount.

The equity method investments were similar productive assets as they were interests in entities that each owned one vessel. The vessels were similar in that they are all of similar vintage and size. The transaction is not the culmination of the earnings process but was the exchange of an asset used to generate earnings for similar assets used to generate earnings.

Since the fair value of the assets exchanged exceeded their carrying amounts, no loss was required to be recognized in accordance with paragraph 29 of Financial Accounting Standards Board Statement No. 144.

In future filings, when describing this transaction, the Company will state that the transaction was accounted for as a non-monetary exchange and that no gain was recorded on the transaction.

SEC Comment

20.	Similarly, explain the treatment used for the exchange of the joint venture interests in the Edinburgh, Ariake and Hakata during 2004 for interests in the Dundee, Sakura I and Tanabe.

OSG Response

The Company accounted for the exchange of its 49.889% interests in the companies that owned the Ariake and the Hakata and its 49.9% interest in the company that owned the Edinburgh for additional interests in the companies that owned the Sakura I, Tanabe and Dundee as a non-monetary exchange with no gain being recognized. EITF 01-2: Interpretations of APB Opinion No. 29 states in

"Issue 1(c)-How to account for the exchange of an equity method investment for a similar equity method investment.

The Task Force reached a consensus that the exchange of an equity method investment for a similar equity method investment should be accounted for in accordance with paragraph 21(b) of Opinion 29. The Task Force observed that Issues 2-5 provide guidance for determining whether productive assets are similar."

Paragraph 21(b) of Opinion 29 states that if the exchange is not the culmination of the earnings process it should be accounted for based on the recorded amount.

The equity method investments were similar productive assets as they were interests in entities that each owned one vessel. The vessels were similar in that they are all of similar vintage and size. The transaction is not the culmination of the earnings process but was the exchange of assets used to generate earnings for similar assets used to generate earnings.

Since the fair value of the assets exchanged exceeded their carrying amounts, no loss was required to be recognized in accordance with paragraph 29 of Financial Accounting Standards Board Statement No. 144.

In future filings, when describing this transaction, the Company will state that the transaction was accounted for as a non-monetary exchange and that no gain was recorded on the transaction.

Note N - Leases
2. Charters-out

SEC Comment

21.

We note the disclosure on page 98 indicating that the Company agreed to pay $2,485,000 during 2005 to acquire a charterer's option to purchase one of its vessels. We also note that the payment was capitalized as a vessel addition. Since it appears the Company had previously acquired the ownership of the vessel during 2004, please explain why you believe it was appropriate to account for the payment made as a "vessel addition" rather than as an expense. As this payment was not made to acquire the vessel and does not improve the asset or extend its useful life, we do not understand the Company's rational for capitalizing this payment. As it appears the payment was made to terminate a past contract or arrangement, it appears the payment should be accounted for as an expense. Please advise or revise as appropriate.

OSG Response

OSG acquired this particular vessel in April 2004 with a charter attached. Such charter provided the charterer with an option to purchase the vessel for $14,000,000 on December 31, 2007. Because of such imbedded option the price we paid to acquire the vessel was lower than the price we would have been willing to pay if we could have acquired the vessel on a charter free basis. The Company is building a strong presence in the U.S. Flag Jones Act Product Carrier market as is demonstrated by our ten-ship newbuild program for such vessels. The negotiations with the charterer were entered into primarily for the purpose of ensuring that we did not lose control of the vessel in a market segment that is a primary focus of our business strategy. Statement of Financial Accounting Concepts No. 6, "Elements of Financial Statements," defines Assets in paragraph 25 as "Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events." The payment for the vessel purchase option meets Statement of Financial Accounting Concepts No. 6's definition of an Asset since the Company obtained a future economic benefit as a result of the payment. That is, the Company acquired the right to continue to charter the vessel beyond 2007, for approximately five additional years. The book value of the vessel at the time of the purchase of the option plus the value paid for the option was less than the fair value of the vessel. We believe that the accounting reflects the economics and business intent of the transaction.

SEC Comment

22.

Similarly, please explain the rational for accounting for the $15,800,000 payment made in June 2005 to terminate the charter's option to purchase the vessel the Eclipse as a vessel addition. We may have further comment upon review of your response.

OSG Response

We would first like to point out that the payment was $5,500,000 not $15,800,000. The $15,800,000 was the price for which the charterer could have purchased the vessel at the end of the charter in June 2005, pursuant to a bareboat charter that commenced in 1993. The bareboat hire rates contained in that charter were at standard commercial rates at the time of charter commencement and the exercise price for the purchase option was not below market price. In November 2004, $15,800,000, however, was well below the Company's view of the likely market value of this vessel at the expiry of the charter. The charter, in fact, went its full term and completed in June 2005. The Company entered into negotiations with the then charterer in order to ensure that it did not lose control of the vessel at the end of the charter, thus effectively extending its useful life from the Company's perspective. Statement of Financial Accounting Concepts No. 6, "Elements of Financial Statements," defines Assets in paragraph 25 as "Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events." The payment for the vessel purchase option meets Statement of Financial Accounting Concepts No. 6's definition of an Asset since the Company obtained a future economic benefit as a result of the payment. That is, the Company obtained the right to continue to charter the vessel beyond June 2005. The book value of the vessel at the time of the purchase of the option plus the value paid for the option was less than the fair value of the vessel. There was close to 100% certainty that the charterer would have exercised its purchase option in June 2005. This position is supported by the fact that the Company ended up selling the vessel in June 2005, after the expiry of the charter, for $29,600,000 and recognized a gain of more than $7.5 million, after increasing the vessel basis by the $5,500,000.

Note P - Other Income, page 103

SEC Comment

23.

We note that the majority of Other Income for 2005 and 2004 relates to the gain/loss on disposal of vessels. Please revise to include gains and losses on disposal of vessels as a component of operating income or expense. See paragraph 45 of SFAS No. 144.

OSG Response

We will comply with your request in future filings to reclassify gains and losses on disposal of vessels and reflect such amounts within ship operating expenses. Please note that the requested change has been reflected in the Company's Form 10-Q for the quarter ended March 31, 2006.

Item 9A - Controls and Procedures

SEC Comment

24.

We note that in your evaluation of disclosure controls and procedures you refer to Rules 13a-14(c) and 15d-14(c). Please note that the rules regarding the definition of disclosure controls and procedures are located in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Please refer to the appropriate Rules and state that your conclusion is "as of the end of the period covered by the report," rather than as of a year-end date. See Item 307 of Regulation S-K. Additionally, we note your disclosure that the Company's current disclosure controls and procedures were effective as of December 31, 2005 "in timely providing them with material information relating to the Company required to be included in the reports the Company files or submits under the Exchange Act." In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

OSG Response

We will comply with your request and will include the following language in future filings:

"As of the end of the period covered by this Quarterly [or Annual, as appropriate] Report on Form 10-Q [or Form 10-K, as appropriate], an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's current disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There have been no material changes in the Company's internal controls or in other factors that could materially affect these controls during the period covered by this Quarterly [or Annual, as appropriate] Report."

Please note that this change has been reflected in the Company's Form 10-Q for the quarter ended March 31, 2006.

Form 8-K furnished March 1, 2006, November 3, 2005, August 5, 2005, and May 5, 2005

SEC Comment

25.

We note your use of the non-GAAP performance measure adjusted EPS in your earnings release furnished on Form 8-K. You state that you present this measure to provide additional information with respect to the Company's ability to compare from period to period vessel operating revenues and expenses and general and administrative expenses without gains and losses from disposals of assets and investments. However, the items for which you adjust net income have recurred over the last several years and there is no indication they will not recur in the future. Therefore, is not clear why these measures are better for forming expectations of future results. Consequently, it does not appear you have provided a substantive reason that demonstrates the usefulness to investors of eliminating those recurring items from this non-GAAP measure, as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K. Please revise your adjusted EPS amounts to exclude recurring items or items that are reasonably likely to recur in the future or, alternatively, tell us and revise to disclose why you believe it is useful to investors to disregard these items when evaluating your performance. For guidance, see Questions 8 and 9 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (Non-GAAP FAQs), issued on June 13, 2003.

OSG Response

As indicated in our response to comment 9, we will comply with your request in all future earnings releases to eliminate the presentation of adjusted EPS. Please note that the requested change has been reflected in the Company's earnings release dated May 2, 2006.

SEC Comment

26.

We note your use of the non-GAAP financial measures TCE Revenues and Income from Vessel Operations in your earnings release furnished on Form 8-K. In future filings, please include the required disclosures outlined in Item 10(e)(1)(i) of Regulation S-K.

OSG Response

We do not believe that either TCE Revenues or Income from Vessel Operations is a "non-GAAP financial measure" as that term is defined in Regulation G, section 101(a)(1)(i). We note that both TCE Revenues and Income from Vessel Operations are captions on our consolidated statements of operations. Further, please see our response to comment 10 with respect to TCE Revenues.

We will, however, provide reconciliations in all future filings of Income from Vessel Operations for the reportable segments to the directly comparable financial measure included on our consolidated statements of operations. Please note that this change has been reflected in the earnings release dated May 2, 2006.

If you want to discuss any of the matters contained in this letter, please feel free to contact me at (212) 578-1839.

Sincerely,

/s/Myles R. Itkin

Myles R. Itkin

cc:   Morten Arntzen
       Audit Committee
       James I. Edelson
       Jerry L. Miller
       Peter Samuels (Proskauer Rose LLP)
       Bruce Baylson (Ernst & Young LLP)